UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENERSIS AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

50 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29274F104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Giulio Fazio

Head of Legal and Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 29274F104	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.62% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.62% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 19,794,583,473 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 19,794,583,473 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,583,473 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.32% (See Item 5)
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to the Statement on Schedule 13D amends the Schedule 13D previously filed on November 3, 2014 as specifically set forth herein.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

The classes of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the shares of Common Stock, no par value (the “Common Stock”), of Enersis Américas S.A., a Chilean sociedad anónima, formerly named Enersis S.A. (“Enersis Américas” or the “Issuer”), and American Depositary Shares of Enersis Américas (“ADSs”), each representing 50 shares of Common Stock.

Enersis Américas has its principal offices at Santa Rosa 76, Santiago, Chile.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Statement is being filed jointly by Enel S.p.A. (“Enel”), an Italian societá per azioni; Enel Iberoamérica, S.R.L. (“EIA”), a Spanish sociedad de responsibilidad limitada, formerly named Enel Energy Europe, S.R.L. (“EEE”); and Enel Latinoamérica, S.A. (“ELA”), a Spanish sociedad anónima, formerly named Endesa Latinoamérica S.A. (collectively, the “Reporting Persons”). Prior to the acquisition transaction described below in Item 4, ELA was a wholly owned subsidiary of Endesa, S.A., a 92.1% owned subsidiary of EIA, and following such acquisition, ELA is wholly owned by EIA. EIA is wholly owned by Enel. EIA and ELA hold directly 20.3% and 40.32% of Enersis Américas, respectively.

The principal business of Enel is the integrated production, distribution, and sale of electricity and gas in 32 countries across 4 continents. EIA is a holding company holding the Iberian and Latin American electricity and gas businesses of the Enel group of companies (the “Enel Group”). ELA is a holding company holding the Latin American electricity and gas businesses of the Enel Group, including Enersis Américas.

The business addresses of the Reporting Persons are:

(a)	Enel: Viale Regina Margherita 137, 00198 Rome, Italy

(b)	EIA: Ribera del Loira 60, 28042 Madrid, Spain

(c)	ELA: Ribera del Loira 60, 28042 Madrid, Spain

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of the Reporting Persons is set forth in Schedule A to this Statement and is incorporated herein by reference in its entirety.

Page 5 of 9 Pages

During the past five years, none of the Reporting Persons (and to the knowledge of the Reporting Persons, none of their respective directors and executive officers set forth in Schedule A) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

All of the information set forth below in this Item 4 has been previously disclosed in reports or other documents filed or furnished by Enersis Américas and/or Empresa Nacional de Electricidad S.A. (“Endesa Chile”) with the United States Securities and Exchange Commission (the “SEC”):

As previously disclosed by Enersis Américas, on April 22, 2015 Enel requested that the Board of Directors of Enersis Américas consider and analyze a potential corporate reorganization process involving Enersis Américas, Endesa Chile and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “Reorganization”).

As previously disclosed by Enersis Américas, on November 23, 2015, Enel notified Enersis Américas that the Board of Directors of Enel had adopted resolutions committing Enel to: (i) negotiate a joint development agreement with Endesa Chile for renewable energy projects in Chile if the Reorganization is consummated and (ii) for so long as EIA is the majority shareholder of Enersis Américas, Enersis Américas and Enersis Chile S.A. would be the Enel Group’s sole investment vehicles in South America for the electricity generation, distribution and solar businesses, other than renewable energy investments currently developed by the Enel Group.

As previously disclosed by Enersis Américas and Endesa Chile, the respective Boards of Directors of Enersis Américas, Endesa Chile and Chilectra determined in November 2015 that the Reorganization, including the Merger (as defined below), would be in the best interests of their respective companies and the Boards of Enersis Américas and Endesa Chile subsequently determined that the Reorganization would involve (i) each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A., respectively, followed by Enersis Américas separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and

Page 6 of 9 Pages

spinning off Enersis Chile S.A. (collectively, the “Spin-Offs), (ii) a tender offer by Enersis Américas for all of the shares of Endesa Américas (including in the form of ADSs) (the “Tender Offer”) and (iii) the merger of the companies holding the non-Chilean businesses of Enersis Américas, Endesa Chile and Chilectra after the Spin-Offs (Enersis Américas, Endesa Américas and Chilectra Américas S.A.), with Enersis Américas as the surviving company (the “Merger”).

As previously disclosed by Enersis Américas, in December 2015, certain Chilean minority shareholders indicated that they would support the Reorganization or that they believed it would be beneficial to the Reorganization if certain terms and conditions of the Merger and Tender offer were included to provide enhanced protection for minority shareholders. As previously disclosed by Enersis Américas, on December 17, 2015, the Board of Directors of Enersis Américas adopted resolutions, which among other things, increased the proposed tender offer price to be paid in connection with the Tender Offer from Ch$ 236 per share of Endesa Américas to Ch$ 285 per share of Endesa Américas and raised the proposed statutory merger dissenters’ withdrawal rights limit of the Merger from 6.73% to 10% of the outstanding shares of Enersis Américas, provided that no shareholder will own more than 65% of Enersis Américas once the Merger is consummated, in each case, following the requests of certain Chilean minority shareholders described above.

As previously disclosed by Enersis Américas and Endesa Chile, at the extraordinary shareholders’ meetings of Enersis Américas and Endesa Chile held on December 18, 2015, shareholders of each company voted in favor of the respective Spin-Offs and other matters related thereto, and in connection therewith, were provided information regarding the proposed Tender Offer and the Merger, provided that the Merger would be subject to a separate shareholder vote at extraordinary shareholders’ meetings to approve the Merger.

As previously disclosed by Enersis Américas and Endesa Chile, the Spin-Offs were completed on April 26, 2016.

Enersis Américas publicly filed a Registration Statement on Form F-4, as amended (the “Form F-4”), on May 17, 2016 for the registration of the shares of Enersis Américas to be issued in the Merger. The Form F-4 includes a joint prospectus and information statements for the extraordinary shareholders’ meetings to be held to approve the Merger.

As previously disclosed by Enersis Américas and Endesa Américas on August 5, 2016, the Boards of Directors of Enersis Américas and Endesa Américas each met and adopted resolutions to summon an extraordinary shareholders’ meetings to approve the Merger on the following terms and conditions: (i) the merger exchange ratios of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4.0 shares of Enersis Américas for each share of Chilectra Américas S.A.; and (ii) statutory merger dissenters’ withdrawal rights limits of 10%, 10% and 0.91% of the outstanding shares of Enersis Américas, Endesa Américas and Chilectra Américas S.A., respectively, provided that no shareholder after the Merger will own more than 65% of Enersis Américas.

Page 7 of 9 Pages

The Reporting Persons intend to cause Enersis Américas to consummate the Tender Offer and the Merger, subject to satisfaction of conditions, including shareholder approval of the Merger. Except as described above, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The description of the Tender Offer in this Statement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Endesa Américas. When and if the Tender Offer is commenced, Enersis Américas will make available the tender offer materials to the shareholders of Endesa Américas and file such materials with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the Tender Offer. Shareholders and investors may obtain free copies of the tender offer materials that Enersis Américas files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis Américas. These documents are not currently available and their availability is subject to the commencement of the Tender Offer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) As described in Item 2 above, Enel wholly owns EIA, which wholly owns ELA. EIA and ELA hold 20.3% and 40.32% of Enersis Américas, respectively. As of August 11, 2016, Enersis Américas had 49,092,772,762 shares of Common Stock outstanding. Enel beneficially owned 29,762,213,531 shares of Common Stock of Enersis Américas, representing 60.62% of the Common Stock of Enersis Américas outstanding as of such date.

(b) Based on the relationships reported under Item 2 above, Enel, as ultimate parent of EIA and ELA, may be deemed to have shared voting and dispositive power with respect to the aggregate 29,762,213,531 shares of Common Stock of Enersis Américas owned by EIA and ELA. EIA, as a wholly owned subsidiary of Enel, may be deemed to have shared voting and dispositive power with Enel with respect to the 9,967,630,058 shares of Common Stock of Enersis Américas that it directly owns. EIA, as the direct parent of ELA, may also be deemed to have shared voting and dispositive power with respect to the 19,794,583,473 shares of Common Stock of Enersis Américas owned by ELA. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement are incorporated herein by reference.

Page 8 of 9 Pages

(c) Except as described in this Statement, (i) the Reporting Persons and, to the knowledge of such Reporting Persons, the persons set forth in Schedule A hereto, do not beneficially own any Common Stock of Enersis Américas, and (ii) there have been no transactions in shares of Common Stock of Enersis Américas or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock of Enersis Américas, by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the persons set forth in Schedule A, since the date that is 60 days prior to the date of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement required by Rule 13d-1(k)(1).

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016	ENEL S.P.A.

	By:	/s/ Alberto de Paoli
Name: Alberto de Paoli
Title: Chief Financial Officer

Schedule A

Directors and Executive Officers of the Reporting Persons.

The following tables sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of the Reporting Persons.

I. Enel S.p.A.

A. Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Maria Patrizia Grieco	Chairman of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Starace	Chief Executive Officer of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alfredo Antoniozzi	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alessandro Banchi	Chairman of the supervisory board of Biotest A.G. Biotest A.G. Landsteinerstraße 5 63303 Dreieich, Germany	Italy

Alberto Bianchi	Partner at Bianchi and Associates Law Firm Via Palestro 3 50123 Florence, Italy	Italy

Paola Girdinio	Professor at the University of Genoa Via Balbi 5 16126 Genoa, Italy	Italy

Alberto Pera	Chief Of Counsel at Gianni, Origoni, Grippo, Cappelli & Partners Law Firm Via delle Quattro Fontane 20 00184 Rome, Italy	Italy

Anna Chiara Svelto	Legal and Corporate Affairs Chief Officer of Unione di Banche Italiane S.p.A. Piazza Vittorio Veneto 8 24122 Bergamo, Italy	Italy

Angelo Taraborrelli	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

B. Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesca Di Carlo	Head of Human Resources and Organization Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Alberto De Paoli	Chief Financial Officer Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Ryan O’Keeffe	Head of Communications Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	South Africa

Ernesto Ciorra	Head of the Innovation and Sustainability Office Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Giulio Fazio	Head of Legal and Corporate Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Simone Mori	Head of European Affairs Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Silvia Fiori	Head of Audit Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Francesco Buresti	Head of Global Procurement Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Name	Present Principal Occupation or Employment and Business Address	Nationality

Carlo Bozzoli	Head of Global Information and Communications Technology Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Claudio Machetti	Head of Global Trading and Upstream Gas Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Carlo Tamburi	Head of Country Italy Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

José Damián Bogas Gálvez	Director for Iberia of Enel S.p.A. / Chief Executive Officer of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

Luca D’Agnese	Director of Latin America Division of Enel S.p.A. / Chief Executive Officer of Enersis Américas S.A. / Chief Executive Officer of Enersis Chile S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Italy

Francesco Venturini	Chief Executive Officer and General Manager of Enel Green Power S.p.A. c/o Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	United States

Robert Deambrogio	Head of Europe and North Africa Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Enrico Viale	Head of Global Thermal Generation Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Livio Gallo	Head of Global Infrastructure and Networks Business Line Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

II. Enel Iberoamérica, S.R.L.

A. Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Francesco Starace	See Schedule A – I.A. above	Italy

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	Chairman of Enersis Américas S.A. Enersis Américas S.A. Santa Rosa 76 Santiago, Chile	Spain

Francisco de Borja Prado E.	Chairman of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

José Damián Bogas Gálvez	See Schedule A – I.B. above	Spain

B. Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Paolo Bondi	Chief Financial Officer Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Andrea Lo Faso	General Director of Human Resource and Organization Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy

Rafael Fauquié	General Director of Corporate & Legal Affairs of Latam Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain

Manuel Marín Guzmán	General Director of ICT Enel Iberoamérica, S.R.L. c/o Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

III. Enel Latinoamérica, S.A.

A. Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy

Francisco de Borja Acha B.	See Schedule A – II.A. above	Spain

Paolo Bondi	See Schedule A – II.B. above	Italy

B. Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality

Luca D’Agnese	See Schedule A – I.B. above	Italy